June 2, 2008

David L. Orlic, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20249

Re:                               Activision, Inc. Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2008, and Amended April 30, 2008 (File No. 001-15839)

Dear Mr. Orlic:

On behalf of Activision, Inc., a Delaware corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-15839) (the “Preliminary Proxy Statement”) for filing under the Securities Exchange Act of 1934, as amended, which we have marked to show changes from the Company’s filing of Amendment No. 1 to the Preliminary Proxy Statement on April 30, 2008.

Please contact me at (213) 687-5381 or Troy Vigil at (213) 687-5556 should you require further information.

Very truly yours,

/s/ David C. Eisman
David C. Eisman

cc:                                 Robert A Kotick, Chairman and CEO
George L. Rose, Esq., Chief Legal Officer of Activision Publishing, Inc.
Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Ruth Fisher, Esq. (Gibson, Dunn & Crutcher LLP)